UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



                                    IPI, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    449805100
                                 (CUSIP Number)


                                   DAVID ENGEL
                             15155 TECHNOLOGY DRIVE
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (612) 975-6200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 20, 1997
                      (Date of Event Which Requires Filing
                               of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- l(b)(3) or (4), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Cover page continued on next page)

                                Page 1 of 4 Pages



                                  SCHEDULE 13D

CUSIP No. 449805100                                    PAGE  _2_  OF  _4_  PAGES


1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF
         ABOVE PERSON

         Dorothy Galloway
         SSN# ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|_|

3        SEC USE ONLY


4        SOURCE OF FUNDS*

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


        NUMBER OF           7          SOLE VOTING POWER
         SHARES                        317,087 shares
      BENEFICIALLY          8          SHARED VOTING POWER
        OWNED BY                       -0- shares
          EACH              9          SOLE DISPOSITIVE POWER
        REPORTING                      158,543 shares
         PERSON            10          SHARED DISPOSITIVE POWER
          WITH                         158,544 shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         317,087 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%

14       TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 Pages



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share, of IPI, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 15155 Technology Drive, Eden Prairie, Minnesota 55344.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name and address of the Reporting Person is Dorothy Galloway, 17417 Springwinds Drive, Charlotte, NC 28031. Ms. Galloway is the wife of Thomas S. Galloway, who is Vice President and a director of the Issuer.

         Ms. Galloway has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ms. Galloway is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         Ms. Galloway holds the Issuer's common stock for investment purposes. In May 1997, Ms. Galloway sold two options, each with respect to 79,272 shares, obligating her to sell such shares in January 1998.

         Ms. Galloway does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to information provided by the Issuer, there are approximately 4,734,087 shares of the Issuer's common stock outstanding. Ms. Galloway, at the present time, beneficially owns an aggregate of 317,087 shares of the Issuer's common stock, constituting approximately 6.7% of the outstanding shares. An


                                Page 3 of 4 Pages


aggregate of 158,544 of such shares (or 3.3%) are subject to options exercisable in January 1998.

         (b) Ms. Galloway has sole voting power with respect to all 317,087 shares held by her directly sole dispositive power with respect to 158,543 shares and shared dispositive power with respect to 158,544 shares subject to option.

         (c) There were no transactions in the common stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person other than the options described herein.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 1997

                                             /s/ Dorothy Galloway
                                             Dorothy Galloway




                                Page 4 of 4 Pages